UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 8-K

CURRENT REPORT
Pursuant to
Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 8, 2014

NATIONAL PENN BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	000-22537-01	23-2215075
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

645 Hamilton Street, Suite 1100 Allentown, PA 18101
(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (800) 822-3321

N/A
(Former name or former address, if changed since last report)
_____________________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[x]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events

On September 8, 2014 National Penn Bancshares, Inc. (“National Penn”) issued a press release announcing receipt of all required regulatory approvals from the Office of the Comptroller of the Currency, the Federal Reserve Bank of Philadelphia and the Pennsylvania Department of Banking and Securities to complete the proposed merger of TF Financial with and into National Penn and the merger of 3rd Fed Bank with and into National Penn Bank. The merger remains subject to the approval of TF Financial’s stockholders at a special meeting to be held on September 17, 2014.

This press release is filed in this Report as Exhibit 99.1 and incorporated herein by reference.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

99.1	Joint Press Release dated September 8, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PENN BANCSHARES, INC.

Date:	September 8, 2014	By:	/s/ Scott V. Fainor
			Name:	Scott V. Fainor
			Title:	President and CEO

Exhibit Index

99.1	Joint Press Release dated September 8, 2014.